UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.  )


                               TASTY FRIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    87655200
                                   ----------
                                 (CUSIP Number)


                                January 18, 2005
             (Date of Event Which Requires Filing of this Statement)






Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /___/     Rule  13d-1(b)
     /_X_/     Rule  13d-1(c)
     /___/     Rule  13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. 87655200

--------------------------------------------------------------------------------
1)     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of Above Persons (entities only)

       Alpha Capital Aktiengesellschaft
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ ]

--------------------------------------------------------------------------------
3)     SEC  Use  Only

--------------------------------------------------------------------------------
4)     Citizenship  or  Place  of  Organization

       Liechtenstein
--------------------------------------------------------------------------------

     Number  of  Shares     5)     Sole  Voting Power            4,900,000
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power         None
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power      4,900,000
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power    None

--------------------------------------------------------------------------------
9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

       4,900,000
--------------------------------------------------------------------------------
10)    Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
       Certain  Shares  (See  Instructions)                               [  ]

--------------------------------------------------------------------------------
11)    Percent  of  Class  Represented  by  Amount  in  Item  9

       3.92%
--------------------------------------------------------------------------------
12)    Type  of  Reporting  Person  (See  Instructions)

       CO
--------------------------------------------------------------------------------

ITEM  1.

(A)     NAME  OF  ISSUER

             Tasty Fries, Inc.

(B)     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICE

             650 Sentry Parkway
             Blue Bell, PA 19422

ITEM  2.

(A) NAME OF PERSONS FILING

            Alpha Capital Aktiengesellschaft

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

            Pradafant 7, Furstentums 9490, Vaduz, Liechtenstein

(C) CITIZENSHIP

            Liechtenstein

(D) TITLE OF CLASS OF SECURITIES

            Common stock, $.001 par value

(E) CUSIP NUMBER

            87655200


ITEM  3.

            Not applicable.


ITEM  4.     OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount  beneficially  owned:

            4,900,000

     (b) Percent of class:

            3.92%

     (c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote:

            4,900,000 shares

     (ii) Shared power to vote or to direct the vote:

            0 shares

     (iii) Sole power to dispose or to direct the disposition of:

            4,900,000 shares

     (iv) Shared power to dispose or to direct the disposition of:

            0 shares

ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_X_/.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

            Not applicable.

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

            Not applicable.

ITEM  10.     CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 10, 2005


                                   By:  /s/ Konrad Ackerman
                                        -------------------------
                                        Name:  Konrad Ackerman
                                        Title: Director